UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               FORM 12b-25

                      Commission File Number 1-4351

                       NOTIFICATION OF LATE FILING

(Check One):   [X] FORM 10-K and Form 10-KSB [ ] FORM 20-F
               [ ] FORM 11-K
               [ ] FORM 10-Q and Form 10-QSB [ ] FORM N-SAR

For Period Ended: December 31, 1994

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification
relates:        Not Applicable

                      Part I.  Registrant Information

Full name of registrant:           Southeastern Public Service
                                   Company
Former name if applicable:         Not Applicable
Address of principal executive
office (street and number):        2001 N.W. 107th Avenue

City, State and Zip Code:          Miami, Florida 33172


                     Part II.  Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)


[   ]          (a) The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]           (c) The accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable.

                           Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

     The preparation of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 could not be completed by the prescribed filing date of March 31, 1995 without unreasonable effort or expense as a result of the following:

     - The Registrant is a wholly-owned subsidiary of Triarc Companies, Inc. ("Triarc"). Certain of Triarc's key personnel that are integral to the completion of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 are also integral to the completion of Annual Reports on Form 10-K for the year ended December 31, 1994 for both Triarc and RC/Arby's Corporation, a subsidiary of Triarc. Due to the time constraints on such personnel, the Registrant has been unable to finalize its consolidated financial statements for the Annual Report on Form 10-K for the year ended December 31, 1994 without unreasonable effort or expense.

     - As previously reported, in July 1993, the Board of Directors of the Registrant adopted a resolution calling for the sale or discontinuance of substantially all of the Registrant's operating businesses and assets, other than the Registrant's equity interest in certain affiliates of Triarc. Because of the significant amount of time and effort of key personnel of both the Registrant and Triarc dedicated to the evaluation of the remaining issues of the discontinued operations that would have been otherwise dedicated to preparing the Registrant's Annual Report, the Registrant has been unable to finalize its consolidated financial statements for the Annual Report on Form 10-K for the year ended December 31, 1994 without unreasonable effort or expense.

     For all of the above-stated reasons, the preparation of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, including the financial statements to be included therein, could not be completed by the prescribed filing date of March 31, 1995 without unreasonable effort or expense.


                        PART IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

Brian L. Schorr, Esq.              212            230-3045
     (Name)                   (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ X ]  Yes   [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ]  Yes   [  ]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Annex A hereto

                    Southeastern Public Service Company
                  ---------------------------------------
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1995              By:/s/ Fred H. Schaefer
                                   ----------------------
                                   Fred H. Schaefer
                                   Vice President and
                                   Chief Accounting Officer

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                                                                    Annex A


     For the reasons stated in Part III to this Form 12b-25, the condensed consolidated financial statements of the Registrant for the year ended December 31, 1994 have not been completed. The Registrant, however, expects to report in its Annual Report on Form 10-K net sales of $28.1 million and income from continuing operations and net income of $8.2 million for the year ended December 31, 1994. The Registrant changed its fiscal year from a fiscal year ending February 28 to a calendar year ending December 31, effective for the transition period ended December 31, 1993. For the ten months ended December 31, 1993 ("Transition 1993") the Registrant reported net sales of $23.4 million, income from continuing operations of $2.0 million and a net loss of $8.2 million. The principal reasons for the improvement are a $23.4 million loss from discontinued operations, net of income taxes, in Transition 1993 while 1994 had no comparable charge and improved results at company's accounted for in accordance with the equity method.

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